MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

March 1, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

March 1, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CCN Matthews and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced it has completed a bought deal financing agreement with a syndicate of underwriters.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has closed its previously announced short form prospectus financing (the “Financing”) through a syndicate of underwriters who have agreed to buy and sell to the public the aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN $0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the overallotment option in the aggregate amount of 6,000,000 common shares.

In consideration for their services, the Underwriters received a 6% cash commission and 1,195,000 broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007.

The net proceeds from the Financing will be used at the Company’s El Dorado gold project for definition and exploration drilling, resource estimate calculation, feasibility study completion and commencement of development activities including ramp construction, as well as for the exploration and drilling of the Santa Rita and, if warranted, Zamora Projects in El Salvador, generative exploration programs and general corporate purposes.

The securities offered in the Financing have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from the registration, requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities of Pacific Rim in any State in which such offer, solicitation or sale would be unlawful.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report: Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

March 2, 2006.